SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 05, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X         Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: AngloGold Ashanti sells its Union Reefs assets

AngloGold Ashanti Australia Limited (formerly AngloGold Australia Limited) ABN 42 008 737 424 Level 13 / 44 St Georges Tce / Perth / WA 6000 / Australia Tel: (+61 8) 9425 4600 / Fax: (+61 8) 9425 4662

Queries

South Africa

Tel:

Mobile

E-mail:

Steve Lenahan

+27 (0) 11 637 6248

+27 (0) 83 308 2200

slenahan@AngloGoldAshanti.com

Michael Clements

+27 (0) 11 637 6647

+27 (0) 82 339 3890

mclements@AngloGoldAshanti.com

Shelagh Blackman

+27 (0) 11 637 6379

+27 (0) 83 308 2471

skblackman@AngloGoldAshanti.com

USA
Charles Carter

Toll Free 800 417 9255

+ 1 212 750 7999

cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey

+ 61 8 9425 4604

+ 61 438 001 393

amaxey@AngloGoldAshanti.com.au

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

Sale of Union Reefs assets

AngloGold Ashanti Australia Limited has reached agreement to sell its Union Reefs Gold Mine (URGM) assets in the Northern Territory to the Burnside Joint Venture.

The Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony Gold Mining Company Ltd (50%), has agreed to pay AngloGold Ashanti total consideration of A$4 million for the assets. Settlement will occur within one month from today.

Completion is conditional only on the obtaining of all consents and approvals required by applicable laws or the requirements of the Australian Stock Exchange, including without limitation the approval of the Minister to the transfer of the Mining and Exploration tenements pursuant to the NT Mining Act..

The URGM assets include a conventional 2.8 Mtpa CIL processing plant, the URGM single persons quarters in the town of Pine Creek and mining and exploration tenements.

The Burnside Joint Venture will assume all future obligations associated with the assets including remaining site rehabilitation and reclamation.

AngloGold Ashanti completed mining at Union Reefs in the third quarter of 2003 and the treatment plant has been on care and maintenance since milling ended in October 2003.

ends

news release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 05, 2004
By: /s/ C R Bull
Name: C R Bull
Title:     Company Secretary